Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

June 28, 2018

FILED AS EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 2 to the Registration Statement of Brinker Capital Destinations Trust (File Nos. 333-214364 and 811-23207)

Dear Ms. Vroman-Lee:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), this letter responds to the comments you provided via telephone on June 11, 2018, regarding the Trust’s Post-Effective Amendment No. 2, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 5, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on April 27, 2018 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment), for the purpose of creating a new share class of the various series of the Trust (each a “Fund,” and, collectively, the “Funds”). Below, we have briefly summarized your comments, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comments

1.	Comment. All comments provided with respect to one Fund that are applicable to another Fund should be applied to such other Fund(s) throughout the prospectus.

Response. We have considered the potential application of your comments to the various Funds and, to the extent applicable, have made adjustments to the disclosure of each Fund.

2.

Comment. Please disclose if the Adviser may recoup fees waived and/or expenses reimbursed pursuant to the expense limitation agreement. If yes, it must be noted in the footnote that the Adviser may recoup waived fees and/or reimbursed expenses within three years from the date of when the amount is waived and only to the extent that a Fund’s Total Annual Fund

Operating Expenses are below the net expense ratio in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

Response. The Trust confirms supplementarily that the expense limitation agreements do not permit the Adviser to recoup expenses waived or reimbursed. We note that the original expense limitation agreement was filed as an exhibit to the second pre-effective amendment to the Trust’s registration statement on February 10, 2017.

3.

Comment. For Funds that may invest in futures contracts for speculative or hedging purposes, please set forth a separate “Hedging Risk” in the “Principal risks of investing in the Fund” section to inform investors of the risks relating to hedging.

Response. In response to your comment, we have added “Hedging Risk” with respect to the principal investment risk disclosure for the following Funds: Destinations International Equity Fund (the “International Equity Fund”), Destinations Core Fixed Income Fund (the “Core Fixed Fund”), Destinations Global Fixed Income Opportunities Fund (the “Global Fixed Fund”) and Destinations Multi Strategy Alternatives Fund (the “Multi Strategy Fund”).

4.

Comment. For those Funds that invest in convertible securities, please provide a description of the convertible securities in each applicable Fund’s principal investment strategy and provide appropriate risk disclosure.

Response. In response to your comment, we have added “Convertible Securities Risk” with respect to the principal investment risk disclosure for the following Funds: Destinations Large Cap Equity Fund (the “Large Cap Fund”), the Destinations Small-Mid Cap Equity Fund (the “Small-Mid Cap Fund”), the International Equity Fund, and the Global Fixed Fund. Regarding strategy disclosure, each of the Large Cap Fund’s and the Small-Mid Cap Fund’s principal investment strategy disclosure already describes the Fund’s investments in convertible securities as “securities convertible into common or preferred stock such as convertible preferred stock, bonds or debentures.” Similarly, the International Equity Fund’s principal investment strategy disclosure describes the Fund’s investments in convertible securities as “securities convertible into common or preferred stock, warrants and rights, depositary receipts.” With respect to the Global Fixed Fund, we have added the following parenthetical to the principal investment strategy disclosure following the listing of “convertible bonds” in the Fund’s primary investments: “(i.e., a bond that can be converted into a predetermined amount of the issuing company’s stock).”

5.

Comment. We note that “Portfolio Turnover Risk” is bracketed in each Fund’s disclosure. If the risk should be included for a Fund, please remove those brackets and also reference portfolio turnover in the Fund’s principal investment strategy.

Response. Because each of the Small-Mid Cap Fund, Core Fixed Fund and Multi Strategy Fund had annualized portfolio turnover rates in excess of 100% for the prior year, we have retained this principal risk disclosure with respect to these Funds and also confirmed that each Fund includes disclosure in its principal investment strategy that it may buy and sell securities frequently. For all other Funds, these disclosures have been removed. We note that the Funds have not adopted any policy or final view (nor, in our understanding, has the marketplace) as to what level of portfolio turnover would constitute frequent trading that could lead to portfolio turnover risk, and that we have used an annualized rate of 100% as a rule of thumb, subject to change in the future.

Destinations Large Cap Equity Fund

6.

Comment. The market capitalization of companies at the lower end of the Russell 1000 Index® is $2.0 billion, which would typically be considered small cap companies. Please include in the principal investment strategy that the Fund could be invested in small and mid-cap companies in addition to large cap companies because the Russell 1000® Index includes them.

Response. The Fund considers a company with a market capitalization of $2.0 billion to be a large capitalization company for purposes of its investment strategy. We believe the Fund’s definition of large capitalization company is reasonable and permissible under current SEC and staff guidance. In footnote 43 of the Adopting Release for Rule 35d-1 under the 1940 Act, the SEC stated that “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Subsequent to the Adopting Release, in the answer to Question 6 of the staff’s FAQs on Rule 35d-1, the staff added that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.” The Russell 1000® Index is a widely recognized and commonly used comparative benchmark for large cap funds, and is composed of approximately 1,000 of the largest companies in the U.S. equity market. Accordingly, we have determined to leave the Fund’s disclosure as-is.

Destinations Small Mid-Cap Equity Fund

7.	Comment. Please define “micro-cap companies” in the Fund’s principal investment strategies section.

Response. In response to your comment, we have revised the Fund’s principal investment strategy to define “micro-cap companies” as those companies with market capitalizations of less than $300 million.

8.

Comment. Please confirm whether the Fund intends to invest in emerging markets. If yes, please include emerging markets in the Fund’s principal investment strategies section. The principal risk and strategy disclosure should be consistent.

Response. The Fund confirms that it does not currently expect to invest in emerging markets. Accordingly, no changes to the Fund’s disclosure are required at this time.

Destinations International Equity Fund

9.	Comment. Please include “Mid-Cap Risk” in the Fund’s principal risks disclosure.

Response. In response to your comment, we have added “Mid-Cap Securities Risk” disclosure with respect to the principal investment risks of the Fund.

Destinations Equity Income Fund

10.	Comment. Please confirm whether the Fund intends to invest, under normal conditions, 80% of its net assets in “dividend paying securities” or if it should be “dividend paying equity securities.”

Response. In response to your comment, we have clarified that the Fund will invest, under normal market conditions, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in dividend-paying equity securities of both U.S.-based and foreign companies.

11.

Comment. The Fund includes “Mid-Cap Securities Risk” and “Small-Cap Securities Risk” as principal risks of investing in the Fund. Please describe the market capitalization range at which the Fund can invest in the Fund’s principal investment strategies disclosure.

Response. In response to your comment, we added a parenthetical to the Fund’s principal investment strategy disclosure that indicates that the Fund may invest in common stock and preferred stock of any capitalization.

Destinations Real Assets Fund

12.

Comment. The Fund’s disclosure states that the Fund considers a company to be “principally engaged in natural resources industries if the Sub-adviser believes that the company has the potential for capital appreciation primarily as a result of particular products, technology, patents or other market advantages in the natural resource industries.” Please further explain how the Fund considers a company to be principally engaged in the natural resources industry; the current disclosure appears to be circular and does not satisfy the economic ties test (e.g., companies that derive greater than 50% of their revenue from the exploration, development, production or transportation of natural resources).

Response. The Sub-adviser will determine whether a company is consistent with the Fund’s principal investment strategies based on its review of publicly available information about the company, including any publicly available financial information. If, based on its assessment of such information, the Sub-adviser believes that the primary source of a company’s potential capital appreciation is driven by products, technology, patents or other market advantages in a natural resources industry, then the Sub-adviser will consider such company to be principally engaged in a natural resources industry. This is purposefully designed to be a flexible standard that would allow developing companies whose viability is substantially tied to a natural resources industry to be considered for investment by the Fund.

13.

Comment. Because the Fund includes investments in master limited partnerships (“MLPs”) as a principal investment strategy, please disclose the risks of investing in MLPs as a principal risk of the Fund.

Response. In response to your comment, we have added “MLP Risk” disclosure with respect to the principal investment risks of the Fund.

Destinations Core Fixed Income Fund

14.

Comment. It appears that the Fund will invest significantly in asset-backed securities and mortgage-backed securities. Given the liquidity of these investments, please supplementally explain how the Fund determined that the above-referenced strategy is appropriate for an open-end fund structure. Please also explain how the Fund classifies the liquidity of asset-backed securities and mortgage-backed securities and if any of these assets are considered illiquid for purposes of the 1940 Act.

Response. The Core Fixed Fund has the ability to invest in mortgage-backed securities as part of the Fund’s principal investment strategies. The Adviser has entered into investment guidelines with each Sub-adviser with respect to the Sub-adviser’s management of Fund assets. These investment guidelines restrict the Sub-adviser’s ability to invest in certain instruments and can be modified by the Adviser from time to time.

The Trust has adopted Illiquid Securities Guidelines (“Guidelines”), pursuant to which the Fund may invest up to 15% of its net assets in illiquid securities. Illiquid securities are securities that cannot be sold or disposed of for their approximate carrying value on the books of the Fund in seven days or less. The Trust’s Chief Compliance Officer has reviewed each Sub-adviser’s policies and procedures for determining the liquidity of its portion of the Fund’s portfolio and has confirmed that such policies and procedures take into account appropriate information about the nature of the Fund’s investments and the markets in which they trade, including the overall activity of the market, the frequency of trades and quotes for a particular instrument, the price volatility and bid-ask spreads of the instrument, and the size of the Fund’s investment relative to the overall market for the instrument. By assessing these factors, the Sub-advisers are able to invest at least 85% of the Fund’s portfolio in securities that are not illiquid, thereby meeting the requirements of the 1940 Act.

The Fund and the Sub-advisers are in the process of preparing and implementing policies and procedures that are reasonably designed to comply with the revisions to Rule 22e-4 under the 1940 Act, certain elements of which go online later this year. Notwithstanding that the codification of the 15% cap on illiquid investment for a registered fund’s portfolio does not become effective until later in the year, that limitation has long been the position of the SEC and the Fund and its Sub-advisers have operated pursuant to that limitation since the Fund’s inception. From time to time, certain instruments held by the Fund are deemed to fall within the Fund’s illiquid bucket.

15.	Comment. The Fund’s principal investment strategy includes loan participations and assignments. Accordingly, please disclose the principal risks of investing in loan participations and assignments.

Response. In response to your comment, we reviewed the Fund’s current disclosure regarding the risks of loan participations and assignments. The summary section of the prospectus includes disclosure of loan assignment and loan participation risk in the principal risk disclosure, which is then elaborated on in the Fund’s additional disclosure of principal risks in the back of the prospectus. Accordingly, we do not believe any changes are necessary at this time.

16.

Comment. If the Fund will include derivatives for purposes of evaluating compliance with its 80% policy, please disclose that the Fund will value derivatives at their market, as opposed to notional, value.

Response. To the extent the Fund takes into account any investments in derivative instruments for purposes of its 80% investment policy, it will do so in a manner consistent with the requirements of Rule 35d-1 under the 1940 Act. Given the Fund’s current expected levels of investments in derivative instruments, the Fund does not believe it needs to make any changes to its current disclosure with respect to this issue at this time.

17.	Comment. Please include a 10-year example of duration either within “Interest Rate Risk” or in the Fund’s Item 9 disclosure.

Response. In response to your comment, the following example has been added to the Item 9 disclosure for each of the Core Fixed Fund, Global Fixed Fund and Destinations Low Duration Fixed Income Fund (the “Low Duration Fund”): “For example, if a fixed income security has a ten-year duration, it will decrease in value by approximately 10% if interest rates rise 1% and increase in value by approximately 10% if interest rates fall 1%.”

Destinations Low Duration Fixed Income Fund

18.	Comment. Please apply any of the comments provided in connection with the Core Fixed Fund to this Fund, as appropriate.

Response. In response to your comment, we have considered those comments provided with respect to the Core Fixed Fund and applied them to this Fund as we felt appropriate.

19.	Comment. The Fund discloses that it will invest in “private investment vehicles.” Please specify the types of private investment vehicles and any investment limitations.

Response. In response to your comment, we have added disclosure that any investments in private investment vehicles managed by a Sub-adviser will be subject to limitations imposed by applicable law. The types of private investment vehicles in which the Fund may invest would include, but not be limited to, interests in private investment companies that rely on Sections 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act. Accordingly, we have added disclosure to the Fund’s Item 9 disclosure.

20.	Comment. The Fund lists “Affiliated Fund Risk” as a principal risk; accordingly, please disclose investments in affiliated funds in the Fund’s principal investment strategy.

Response. In response to your comment, we have reviewed the Fund’s current disclosure and believe it is appropriate as-is. Pursuant to Section 2(a)(3)(F) of the 1940 Act, any investment adviser of a registered investment company is considered an affiliated person of such investment company. “Affiliated Fund Risk” addresses the Fund’s ability to invest in other investment companies or private investment vehicles managed by the Sub-adviser, as currently stated in the Fund’s principal investment strategy.

Destinations Global Fixed Income Opportunities Fund

21.	Comment. Please apply any of the comments provided in connection with the Core Fixed Fund to this Fund, as appropriate.

Response. In response to your comment, we have considered those comments provided with respect to the Core Fixed Fund and applied them to this Fund as we felt appropriate.

22.	Comment. Please specify the meaning of “income-producing equities,” as stated in the Fund’s principal investment strategies.

Response. In response to your comment, we have revised the disclosure to refer more generally to income-producing securities and have also added disclosure indicating that municipal bonds are a type of income-producing security in which the Fund can invest.

23.

Comment. The Fund states in its principal investment strategies disclosure that high yield securities are “predominately speculative.” Please also include “predominately speculative” in the Fund’s principal investment strategies disclosure alongside the description of the Fund’s investments in high yield securities.

Response. In response to your comment, we have reviewed the disclosure and believe that the reference to “predominantly speculative” is better suited for the Fund’s principal risk disclosure and that it is not necessary to add any disclosure on this point to the Fund’s principal investment strategies disclosure at this time.

Destinations Municipal Fixed Income Fund

24.	Comment. Please apply any of the comments provided in connection with the Core Fixed Fund to this Fund, as appropriate.

Response. In response to your comment, we have considered those comments provided with respect to the Core Fixed Fund and applied them to this Fund as we felt appropriate.

Destinations Multi Strategy Alternatives Fund

25.	Comment. Because the Fund lists “Short Sales Risk” as a principal risk, please consider whether to disclose investments in short sales as a principal investment strategy.

Response. In response to your comment, we have included a brief description of short sales in the Fund’s principal investment strategy disclosure.

26.

Comment. The Fund’s principal investment strategies disclosure indicates that the Fund may invest in foreign and emerging markets securities, equity securities, investment and non-investment grade fixed income securities (junk bonds) issued by corporations or governments (including foreign governments), bank loans, commodities, currencies, warrants, depositary receipts, real estate investment trust, structured products, floating rate instruments, ETFs, exchange-traded notes and derivative instruments, cash and cash equivalents, commercial paper, money market instruments and other short-term obligations. Please confirm that there is corresponding principal risk disclosure for all of these investments.

Response. In response to your comment, we have added principal risk disclosure with respect to emerging markets, warrants and commercial paper.

27.	Comment. The Fund discloses in its principal investment strategy that it may invest in special purpose acquisition companies (“SPACs”).

(a) Please provide a full discussion in the “Principal investment strategies” of how the Fund may invest in SPACs.

(b) Please disclose whether the SPACs in which the Fund may invest rely on the exemptions from the definition of “investment company” set forth in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

(c) Please provide any investment limitations applicable to the Fund’s investments in SPACs.

(d) Given the liquidity of these investments, please supplementally explain how the Fund determined that investments in SPACs would be appropriate for an open-end fund structure.

(e) Please explain how the Fund classifies the liquidity of SPACs and if any of these assets are considered illiquid for purposes of the 1940 Act.

Response.

(a) In response to your comment, we reviewed the Fund’s current disclosure regarding the investments in SPACs, which already provides detail about the structure and purpose of SPACs, and added disclosure that the Fund may invest in SPACs to the extent that a Sub-adviser believes they will help the Fund to meet its investment objective. We do not believe any additional changes are necessary at this time.

(b) In response to your comment, we have revised the Fund’s principal investment strategy disclosure to clarify that the Fund may invest in SPACs that are publicly or privately offered. Considering those enhancements to the disclosure, we do not believe it is necessary to refer specifically to Sections 3(c)(1) and 3(c)(7) in the Fund’s investment disclosure.

(c) In response to your comment, we have revised the Fund’s principal risk disclosure to clarify that the Fund may invest in SPACs to the extent permitted by the 1940 Act and the Fund’s investment policies. We acknowledge supplementally that the 1940 Act and the regulations promulgated thereunder may limit the Fund’s ability to investment in SPACs to the extent that they are “investment companies” (i.e., Section 12(d) of the 1940 Act), illiquid investments (i.e., Section 22(e) of the 1940 Act and Rule 22e-4 thereunder), or would otherwise violate the Fund’s fundamental and non-fundamental investment limitations.

(d) Each of the Fund’s Sub-advisers manages its sleeve of Fund assets in accordance with the applicable limitations of the 1940 Act and pursuant to the Guidelines and the investment guidelines imposed on the account by Brinker Capital, Inc., the Fund’s adviser. Investments in SPACs are evaluated for compliance with the Fund’s liquidity requirements using the same compliance policies and procedures that evaluate the liquidity of all other investments in the Fund’s portfolio. To the extent that the Fund reasonably expects that an investment in a SPAC cannot be sold or disposed of under then-current market conditions within seven calendar days without significantly changing the market value of the position, the Fund would consider the position to be illiquid in accordance with the Guidelines.

(e) Please refer to the immediately above response for information about the process for determining the liquidity classification of investments in SPACs. As February 28, 2018 (the Fund’s fiscal year end), the Fund held common stock and/or warrants in 15 different SPACs, which, in the aggregate, represented approximately 0.5% of the Fund’s total assets. Pursuant to the Guidelines, none of those SPACs were deemed to be illiquid. Additional information about these holdings can be found on pages 173 and 177 of the Trust’s annual report.

28.	Comment. The Fund discloses that it will engage in short selling. Please confirm to us that any fees associated with short sale transactions will be included in the Fund’s fee table.

Response. The Fund incurred expenses associated with short sale transactions in excess of 1 basis point during the prior fiscal year. Accordingly, the Fund supplementally confirms that fees associated with short sale transactions will be included in the Fund’s fee table in the Trust’s Rule 485(b) filing.

Part C

29.	Comment. With respect to Item 30 - Indemnification, the last paragraph does not comply with Rule 484 of the 1940 Act. Please revise this paragraph in accordance with the rule.

Response. In response to your comment, we have revised the last paragraph of the Trust’s Item 30 disclosure to comply substantially with the language set forth in Rule 484 under the 1940 Act.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien